Exhibit 99.1

Media Release

February 14, 2014

TELUS to purchase up to 5.3 million common shares under its normal course issuer bid through private agreements

Vancouver, B.C. — TELUS Corporation announced today that it will purchase and cancel up to 5,332,000 of its common shares through private agreements with three arm’s-length third-party sellers.

The private agreement purchases for the 5,332,000 common shares will be made according to an issuer bid exemption order issued by the Ontario Securities Commission on February 14, 2014 (the Order) and will take place by way of several transactions pursuant to the terms of the Order, which provides that such purchases must occur prior to September 30, 2014.

The common shares purchased will be counted towards the 16.0 million common shares (subject to a maximum aggregate purchase price of $500 million) that TELUS is entitled to purchase for cancellation under its normal course issuer bid (the NCIB) announced on December 12, 2013 and approved by the Toronto Stock Exchange (TSX) on December 12, 2013.

All common shares purchased by way of private agreements pursuant to the Order will be included in computing the number of common shares purchased under the NCIB (and will not exceed, in aggregate, more than one-third of the maximum number of common shares that TELUS is permitted to purchase under the NCIB, being 5,333,333 common shares). The price that TELUS will pay for the common shares purchased under the private agreements will be negotiated by TELUS and the sellers and will be at a discount to the market price of TELUS’ common shares on the TSX at the time of the purchases.

Information regarding each private purchase, including the number of common shares purchased and aggregate purchase price paid, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of any such purchase. Information on other purchases during the month will be reported on SEDAR on or before the 10th day of the following month.

Forward Looking Statements

This media release contains statements about future events, including with respect to our 2014 normal course issuer bid, and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate and there can be no assurances that TELUS will complete all purchases under the 2014 normal course issuer bid. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as regulatory and government decisions, competitive environment, our earnings and free cash flow, and capital expenditures and spectrum licence purchases, and a change in our intention to purchase shares) could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.4 billion of annual revenue and 13.3 million customer connections, including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 815,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information about TELUS, please visit telus.com.

For more information, please contact

Investor Relations

Ian McMillan

(604) 697-8107

ir@telus.com

Media Relations

Shawn Hall

(604) 619-7913

Shawn.Hall@telus.com